AH 3.25.2004

cm 3-23

SECU[illegible] 04017413 [illegible]OMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
Hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EWT, LLC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 North End Avenue, Suite 1201
(No. and Street)

New York, (City) New York (State) 10282 (Zip Code)

RECEIVED MAR [illegible] 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Keating (212) 857-6915
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leonard Rosen & Company, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 903 (Address) New York, (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

OATH OR AFFIRMATION

I, Sean Keating, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EWT, LLC., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Commission Expires March 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of financial condition.
- [x] (c) Statement of income (loss).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- [ ] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [ ] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N. Y. 10038

INDEPENDENT AUDITOR'S REPORT

The Shareholder
EWT, LLC

We have audited the accompanying statement of financial condition of EWT, LLC as of December 31, 2003 and the related statements of income, changes in equity and cash flows for the two months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EWT, LLC at December 31, 2003, and the results of its operations and its cash flows for the two months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leonard Rosen + Company, P.C.

New York, New York
February 26, 2004

EWT, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash and Cash Equivalents	$	22,866
Securities Borrowed		154,779,460
Securities Owned		140,549,536
Deposits with Clearing Organizations		4,625,844
Securities Failed To Deliver		13,771,288
Equity in Commodity Futures Account		3,461,491
Other Assets		317,784
	$	317,528,269

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Bank Loan Payable	$	5,229,000
Accrued Expenses Payable		765,464
Securities Sold, Not Yet Purchased		142,360,755
Securities Loaned		160,223,169
Securities Failed To Receive		1,531,322
Payable to Affiliate		268,581
Total Liabilities		310,378,291
Member's Equity		7,149,978
	$	317,528,269

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

EWT, LLC

STATEMENT OF INCOME

FOR THE TWO MONTHS ENDED DECEMBER 31, 2003

Income:	
Trading Income	$ 828,084
Interest Income	68,220
Other Income	104,588
	1,000,892
Expenses:	
Consulting	534,679
Payroll	100,560
Exchange and Clearing Fees	14,527
Computer	42,866
Data Services	86,268
Communications	15,331
Other Expenses	61,577
Short Dividends and Interest	155,371
	1,011,179
Net Income (Loss)	$ (10,287)

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

EWT, LLC

STATEMENT OF CASH FLOWS

FOR THE TWO MONTHS ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities:	
Net Income (Loss)	$ (10,287)
Adjustments To Reconcile Net Income	
to Cash From (Used In) Operating Activities:	
(Increase) Decrease In Assets:	
Securities Borrowed	(154,779,460)
Securities Failed To Deliver	(13,771,288)
Securities Owned	(140,549,536)
Equity in Commodity Futures Account	(3,461,491)
Deposits with Clearing Organizations	(4,625,844)
Other Assets	(317,784)
Increase (Decrease) In Liabilities:	
Accrued Expenses Payable	765,464
Securities Sold, Not Yet Purchased	142,360,755
Securities Loaned	160,223,169
Securities Failed To Receive	1,531,322
Payable To Affiliate	268,581
Bank Loan Payable	5,229,000
Net Cash From (Used In) Operating Activities:	(7,137,399)
Cash Flows From Financing Activities:	
Additional Capital Contribution	7,160,265
Net Cash From Financing Activities	7,160,265
Net Increase (Decrease) In Cash	22,866
Cash and Cash Equivalents - Beginning of Year	0
Cash and Cash Equivalents - End of Year	$ 22,866

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

EWT, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS

FOR THE TWO MONTHS ENDED DECEMBER 31, 2003

Balance - Beginning of Year	$	0
Additions or Withdrawals		0
Balance - End of Year	$	0

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

EWT, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE TWO MONTHS ENDED DECEMBER 31, 2003

Balance - Beginning of Period	$	0
Capital Contributions		7,160,265
Net Income (Loss)		(10,287)
Balance - End of Year	$	7,149,978

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

EWT, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

1. Nature of Business

EWT, LLC (the "Company") is a New York State Limited Liability Company conducting business as a broker/dealer in securities. The Company was formed November 1, 2003 and is registered with the Securities and Exchange Commission ("SEC"), a member of the National Association of Securities Dealers and various stock exchanges. The Company is a successor Company to Pioneer Capital Corp. ("Pioneer"). On November 1, 2003 all of the assets and liabilities of Pioneer were transferred into EWT, LLC and the business continued operating as before.

2. Summary of Significant Accounting Policies

A. Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value.

B. Securities-Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

C. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

D. Income Taxes

The Company is a Limited Liability Company under the provisions of the Internal Revenue Code and New York State tax regulations. As such, the Company does not pay federal or state income taxes on its taxable income. Instead, the member is liable for individual income taxes on his respective share of the Company's taxable income.

EWT, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

E. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

3. Concentration of Credit Risk

The Company maintains a checking account with a balance in excess of $ 100,000. The checking account is secured by the Federal Deposit Insurance Corporation up to $ 100,000. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

4. Financial Instruments with Off-Balance-Sheet Credit Risk

The Company trades only for its own account, and its off-balance sheet risk deals only with the clearing broker, who monitors the Company's trades. In addition, the Company sells securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company recorded these obligations in the financial statements at December 31, 2003 at market value of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2003, the Company had net capital of $ 4,658,310, which was $ 4,408,310 in excess of its required net capital of $ 250,000. The Company's net capital ratio was 32.9%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2003, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

EWT, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1

DECEMBER 31, 2003

NET CAPITAL COMPUTATION

Member's Equity		$ 7,149,978
Non- Current Assets:		
Aged Failed To Deliver	$ 57,514	
Aged Short Security Differences	123,571	
Other Assets	317,784	498,869
Total Capital Before Charges		6,651,109
Charges To Net Capital		1,992,799
Net Capital		4,658,310
Minimum Net Capital Requirements Greater of 6 2/3% of Aggregate Indebtedness or $ 250,000		250,000
Capital In Excess of All Requirements		$ 4,408,310

Capital Ratio (Maximum Allowance 1,500%)

(*) Aggregate Indebtedness

Divided By Net Capital

1,534,045 / 4,658,310 = 32.9%

(*) Aggregate Indebtedness:

Accrued Expenses Payable	$ 765,464
Payable To Affiliate	268,581
Bank Loan Payable	500,000
	$ 1,534,045

* NO MATERIAL DIFFERENCES EXISTED BETWEEN THE ABOVE NET CAPITAL COMPUTATION AND THE BROKER/DEALER'S CORRESPONDING UNAUDITED PART 11A.

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

The Member
EWT, LLC

Gentlemen:

In planning and performing our audit of the financial statements of EWT, LLC for the period ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by EWT, LLC that we considered relevant to the objectives stated in Rule 15a-5 (g) (i) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (II); (2) in complying with the exemptive provisions of Rule 15c-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, (2) the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted no matters involving the internal control structure, including procedures determining compliance with the exemption provision of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of EWT, LLC to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Leonard Rosen & Company, P.C.

New York, New York
February 26, 2004